

May 6, 2010

By U.S. mail and facsimile to (412) 434-2134

Robert J. Dellinger, Senior Vice President, Finance and Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **RE: PPG Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 1-1687**

Dear Mr. Dellinger:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 3. Legal Proceedings, page 12

1. We note your disclosure in your notes to the consolidated financial statements on page 56 that several complaints alleging antitrust violations were filed in late 2007 and early 2008 in different federal courts and later consolidated. In future filings, please disclose the relief sought by the plaintiffs in these cases, including any damage amounts.

Mr. Robert J. Dellinger
PPG Industries, Inc.
May 6, 2010
Page 2

Item 5. Market for the Registrant's Common Equity, Related Stockholder…, page 14

Issuer Purchases of Equity Securities, page 14

2. We note your disclosure under this heading indicating that the only repurchases
    made during the last quarter of your fiscal year included 1,500,000 shares in
    December 2009. However, your disclosure under this heading does not appear to
    reflect the agreement entered into in October 2009 for the repurchase of 1,200,000
    shares, as indicated in your notes to the consolidated financial statements on page
    45. Please reconcile your disclosure in future filings to account for all
    repurchases required to be reported by Item 703 of Regulation S-K.

Equity Compensation Plan Information, page 14

3. In future filings, please provide the disclosure required by Instruction 6 to Item
    201(d) regarding the number of securities available for future issuance under each
    of your equity compensation plans.

Management Report, page 29

4. We note your description of the definition of internal control over financial
    reporting. The description appears to be based on the definition of internal
    control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under
    the Exchange Act. As described, however, the description does not fully conform
    to the definition set forth in those rules. Please confirm, if true, that your
    management's conclusion regarding effectiveness is based on the full definition of
    internal control over financial reporting set forth in the applicable rules and revise
    your disclosure accordingly in future filings. Alternatively, you may simply state,
    if true, that your management concluded on the applicable dates that your internal
    control over financial reporting was effective.

16. Commitments and Contingent Liabilities, page 55

5. We note the Notice of Intent (NOI) under the Clean Water Act received at your
    Natrium, West Virginia plant, and the Consolidated Compliance Order and Notice
    of Proposed Penalty (CO/NOPP) received at your Lake Charles, Louisiana
    facility, both described on page 13. However, it does not appear the NOI or
    CO/NOPP relates to those sites' environmental remediation activities discussed in
    greater detail in the contingencies footnote. Specifically, on page 63, you disclose
    the Natrium facility has undergone or is undergoing investigations related to soil
    and groundwater contamination, whereas the NOI alleges that PPG exceeded
    permitted discharge limits at this site. Regarding the Lake Charles facility, on
    page 62 you disclose that this facility had undergone investigation of
    contamination in the Calcasieu River Estuary, but the CO/NOPP alleges violation

of various requirements of the facility's air permit based largely upon permit deviations self-reported by PPG. In your response letter, please tell us and disclose in future filings the following:

- The date when the NOI and CO/NOPP were each received, and the amount and nature of penalties involved with each, if known.
- The date the lawsuit was filed in state court by the WVDEP blocking the Citizen Suit.
- Whether there is at least a reasonable possibility that a loss or an additional loss has been incurred pursuant to the NOI and CO/NOPP. If so, please provide an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made, since the existing disclosure that resolution of such matters is difficult to predict does not satisfy the disclosure requirements of ASC Topic 450-20-50-4.
- A discussion of the underlying factors, assumptions and estimates for why such resolution is difficult.
- An update of settlement negotiations.

Additionally, explain to us why, if true, the NOI and CO/NOPP is not included in the contingencies footnote.

Item 15. Exhibits, Financial Statement Schedules, page 72

6. We note that your Exhibit 31.2 provides in the introductory line that William Hernandez is the certifying officer but the certification is signed by Robert Dillinger. Please confirm to us that Mr. Dillinger is your chief financial officer who provided the required certification contained in this exhibit, and revise your certifications accordingly in future filings.

7. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should not contain modified text in paragraphs 4(d) and 5.

8. It appears that you have omitted the schedules referenced in your credit agreement incorporated by reference as exhibit 10.25. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules referenced therein. See Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 16

9. We note your disclosure that you "purchase products and services from and/or sell products and services to companies of which certain of the directors and/or executive officers of PPG are directors and/or executive officers." In future filings, please provide the disclosure required by Item 404(a) with respect to all

Mr. Robert J. Dellinger
PPG Industries, Inc.
May 6, 2010
Page 4

transactions since the beginning of your last fiscal year that exceeded $120,000 in which any person had or will have a director or indirect material interest. Such transactions include those that you enter into with a company where a related person serves as an executive officer of such company.

Compensation of Directors, page 23

Director Compensation Table, 24

10. We note from footnote 4 and your disclosure on page 26 that amounts reflected in the "All Other Compensation" column reflect charitable donations matched by the company up to a total of $10,000. However, the amount reflected for Mr. Grant appears to exceed the maximum match amount. Please reconcile your disclosure in future filings.

Compensation Discussion and Analysis, page 27

Annual Compensation Programs, page 27

Annual Incentive Awards, page 30

11. We note that your annual incentive awards are based in part on an assessment of individual performance and that the named executive officers other than your chief executive officer were rated "both above and equal to target expectations based on their contribution to 2009 business results and accomplishment of personal strategic objectives." With a view toward disclosure in future filings, please supplementally identify the elements of individual performance, including personal strategic objectives, taken into account when determining each named executive officer's annual incentive award for the last fiscal year, and explain how each named executive officer's actual performance is reflected by his individual rating. See Item 402(b)(1)(v) and (2)(vii) of Regulation S-K.

Form 10-Q For the Quarter Ended March 31, 2010

Item 6. Exhibits, page 44

12. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should not contain modified text in paragraphs 4(d) and 5 and not insert the word "quarterly" before the word "report" throughout the certifications.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or, in his absence, Pam Long at (202) 551-3765, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief